EXHIBIT 12

FLOTEK INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Unaudited

(dollars in thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
COMPUTATION OF EARNINGS:
Income (loss) from continuing operations before income taxes and fixed charges	$9,373	$17,933	$27,141	$(44,660)	$(48,689)
Add:
Fixed charges	881	1,121	3,738	14,296	16,071
Subtract:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	916	—	—

Earnings (loss), as defined	$10,254	$19,054	$29,963	$(30,364)	$(32,618)

COMPUTATION OF FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Interest expense (no capitalized interest)	$827	$1,005	$3,501	$13,813	$15,431
Estimate of interest within rental expense(1)	54	116	237	483	640

Fixed charges, as defined	881	1,121	3,738	14,296	16,071
Dividends on preferred stock and accretion of discount(2)	—	—	—	—	2,231

Combined fixed charges, preferred stock dividends and accretion of discount	$881	$1,121	$3,738	$14,296	$18,302

Ratio of earnings to fixed charges	11.64	17.00	8.02	N/A	N/A

Deficiency of earnings to cover fixed charges	N/A	N/A	N/A	$(44,660)	$(48,689)

Ratio of earnings to fixed charges and preferred stock dividends	11.64	17.00	8.02	N/A	N/A

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	N/A	$(44,660)	$(50,920)

(1)	One third of rental expense is deemed to be representative of interest.
(2)	Amount has not been grossed up to a pre-tax amount due to a negative effective tax rate.